November 22, 2016

Via E-Mail to BonillaJ@SEC.GOV

Ms. Kristi Marrone

Staff Accountant, Office of Real Estate and Commodities

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

The Castle Group, Inc.

Form 10-K for the year ended December 31, 2015

Filed March 30, 2016

File No. 000-23338

Dear Ms. Marrone:

We are in receipt of your letter dated November 4, 2016 regarding the above filing and have responded to each of your inquiries below.

Investment in Limited Liability Company, page 22

We note that  investment income from your equity method investment exceeds 20% of your pretax income for each of  the  periods  presented.   Please  tell  us  how  you  considered  the  disclosure  requirements  of  Rule  8-03(b)(3)  of Regulation S-X.

The Company has a 7% ownership interest in the Limited Liability Company, and this ownership interest is 4% of the Company’s total assets.  The income received from our investment for the periods in question were not normal operating  years  for  the  LLC  in  that  the  income  allocation  from  the  equity  method  investment  was  higher  as  a percentage  of  consolidated  net  income  during  2014  and  2015  than  will  normally  be  expected  in  future  years.  We do  not  anticipate  that  the  amount  of  income  from  this  investment  exceeding  20%  of  our  pretax  income  to  be continuing  wherein  we  would  be  reporting  the  operating  income  of  our  investment  for  infrequent  years  and  not

reporting  the  same  for  most  years  which  may  confuse  readers  of  our  reports.    However,  we  shall  report  this

information on a prospective basis and should the commission desire so, we will certainly  go back and amend the above filing.

Note 6. Long Term Debt, page 25

We  note  your  disclosure  on  pages  9  and  25  that  you  have  imputed  interest  since  2013  on  the  New  Zealand  note payable  issued  for  the  acquisition  of  the  Podium  property,  and  the  interest  expense  is  offset  with  an  increase  in additional  paid  in  capital.   Please  tell  us  your  basis  for  not  imputing  interest  prior  to  January  1,  2013,  and  how you  considered  ASC  835-30.   Also,  tell  us  why  the  balance  of  the  Real  estate-Podium  as  disclosed  on  page  19 decreased during 2015.

On  December  31,  2012,  the  New  Zealand  note  payable  was  refinanced  with  the  holder  and  that  refinance agreement  did  not  provide  for  interest  on  the  note  which  required  us  to  record  imputed  interest  expense  and  an

offsetting  increase  in  additional  paid  in  capital.    Prior  to  January  1,  2013,  the  New  Zealand  note  payable  did

provide   for   interest,   wherein   the   note   called   for   monthly   payments   of   NZ$40,000,   of   which   NZ$20,000

represented interest.

Ms. Kristi Marrone

United States Securities and Exchange Commission

November 15, 2016

This  is  described  in  Note  6.  Long  Term  Debt,  page  25  in  our  10K  filing  for  the  fiscal  year  ended  December  31,

2012 as follows:

Note  dated  12/31/04,  payable  in  New  Zealand,  with  an  original  face  value  of  $8.6  million  and  secured  by  real estate  in  New  Zealand  and  a  general  security  agreement  including  an  assignment  of  $3.018  million  of  the  note receivable  due  from  HBII.   The  Company  acts  as  a  guarantor  for  the  payment  of  the  assigned  receivable,  and therefore,  the  obligation  undertaken  as  a  guarantor  is  included  in  this  amount.   The  guarantor  obligation  is referred  to  as  “Other  long  term  obligations”  on  the  Balance  Sheet  (See  Note  4).   The  note  calls  for  payments  of NZ  $40,000  (US  $32,784)  per  month,  one  half  of  which  represents  interest.  The  note  also  calls  for  monthly interest payments to a NZ bank for a loan in favor of Mocles at the bank’s prime rate plus 2%.

Therefore,  for  the  years  prior  to  fiscal  year  2013,  the  Company  did  not  impute  interest  expense  as  the  NZ  note payable did provide for the payment of interest on the note.

As for the decrease in the  value of the real estate-Podium as disclosed on page 19, this is due to the weakening of

the  NZ  Dollar  compared  to  the  US  Dollar.   We  translate  the  assets  and  liabilities  for  our  New  Zealand  operations

based  on  the  spot  exchange  rate  as  of  the  date  of  the  financial  statements.   At  December  31,  2015,  the  exchange

rate was .6844 and at December 31, 2014, the exchange rate was .7807.

12/31/15

12/31/14

Podium, NZ Dollars

10,367,006

10,367,006

Exchange rate to convert to US Dollars

x

.6844

x

.7807

Podium, US Dollars

  7,095,179

  8,093,522

The  net  exchange  rate  differences  when  translating  the  assets  and  liabilities  from  New  Zealand  Dollars  to  US

Dollars  as  presented  in  our  financial  statements  are  shown  on  our  Statement  of  Operations  under  the  line  item

“Other  Comprehensive  Income-Foreign  currency  translation  adjustment”,  and  also  in  our  Stockholders’  Equity section of our Balance Sheet under the line item “Accumulated other comprehensive income”.

We acknowledge that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•  staff  comments  or  changes  to  disclosure  in  response  to  staff  comments  do  not  foreclose  the  Commission  from taking any action with respect to the filing; and

•  the  company  may  not  assert  staff  comments  as  a  defense  in  any  proceeding  initiated  by  the  Commission  or  any person under the federal securities laws of the United States.

Sincerely,

/s/ Rick Wall

Rick Wall

Chief Executive Officer

The Castle Group, Inc.